EXHIBIT 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

CODA OCTOPUS GROUP, INC.

Coda Octopus Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST, the name of the Corporation is Coda Octopus Group, Inc.

SECOND, the date of filing of its original certificate of incorporation was July 13, 2004.

THIRD, the Board of Directors of the Corporation, acting in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, adopted resolutions to restate and integrate the Corporation’s certificate of incorporation without further amending it, as follows:

ARTICLE I

Name

The name of the Corporation is Coda Octopus Group, Inc.

ARTICLE II

Registered Office and Agent

The address of its registered office in the State of Delaware is Trolley Square, Suite 26C, Wilmington, County of Newcastle, Delaware. The name of its registered agent at such address is Inc. Plan (USA), Inc.

ARTICLE III

Purposes

The purpose for which the Corporation is organized is to transact all lawful business for which corporations may be incorporated pursuant to the laws of the State of Delaware. The Corporation shall have all the powers of a corporation organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

Capital Stock

A.	Number and Designation. The Corporation shall have authority to issue One Hundred Fifty Five Million (155,000,000), of which One Hundred Fifty Million (150,000,000) shall be common shares, par value $0.001, and Five Million (5,000,000) shall be preferred shares, each having a par value of $0.001.

B.	Common Stock. Except as otherwise required by law, the holders of the Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders.

C.	Preferred Stock. The Board of Directors of the Corporation is authorized by resolution from time to adopt, to provide for the issuance of serial preferred stock in series and to fix and state the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series, and the qualifications, limitations or restrictions.

ARTICLE V

Repurchase of Shares

The Corporation may from time to time, pursuant to authorization by the Board of Directors of the Corporation and without the action of by the stockholders, purchase or otherwise acquire shares of any class, bonds, debentures, notes, scrip, warrants, obligations, evidences of indebtedness, or other securities of the Corporation in such manner, upon such terms, and in such amounts as the Board of Directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of shares of the Corporation outstanding at the time of the purchase or acquisition in question or as are imposed by law.

ARTICLE VI

Notice for Nominations and Proposals

Nominations for the election of directors and proposals for any new business to be taken up at any annual or special meeting of stockholders may be made by the Board of Directors of the Corporation or by any stockholder of the Corporation entitled to vote generally in the election of directors.

ARTICLE VII

Indemnification

Subject to any provisions in the bylaws of the Corporation related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE VIII

Limitations on Directors’ Liability

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (A) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (B) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (C) under Section 174 of the General Corporation Law of the State of Delaware, or (D) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended after the date of filing of this restated certificate to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

FOURTH: This restated certificate of incorporation was duly adopted by the Corporation’s Board of Directors without a vote of the stockholders of the Corporation in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware.

FIFTH: This restated certificate of incorporation only restates and integrates and does not further amend the provisions of the Corporation’s certificate of incorporation as heretofore amended or supplemented, and that there is no material discrepancy between those provisions and the provisions of this restated certificate.

IN WITNESS WHEREOF, the Corporation has caused this restated certificate of incorporation to be signed by its Chief Executive Officer this 6th day of February 2017.

CODA OCTOPUS GROUP, INC.

By:	/s/ Annmarie Gayle
Annmarie Gayle Chief Executive Officer